

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. Randy L. Kotler
Avatar Holdings Inc
201 Alhambra Circle
Coral Gables, Florida 33134

> **Re: Avatar Holdings Inc**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 0-7395**

Dear Mr. Kotler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Report on Internal Control over Financial Reporting, page 55

1. We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Item 9A. Controls and Procedures, page 93

2. We note your disclosure that "except for the described systems implementation, there were no changes in [y]our international control over financial reporting…that have affected, or are reasonably likely to affect, materially, [y]our internal control over financial reporting." In future filings, please affirmatively state, if true, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

4. In future filings, please provide the information required by Item 407(h) of Regulation S-K. Please supplementally show us what this disclosure will look like.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13
Performance-based Cash and Equity Awards, page 15

5. We note your cross-reference to the section entitled "Employment and Other Agreements" for a description of your named executive officers' annual incentive compensation, among other things. In future filings, please ensure that the information in your compensation discussion and analysis section contains a discussion of all of the material factors underlying compensation policies and decisions reflected in the data presented in the tables.

Equity Compensation Plan, page 20

6. In future filings, please provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to all of the securities remaining available for future issuance under your compensation plans. In this regard, it appears that there are securities remaining available for future issuance beyond those accounted for in your footnotes to the table.

Potential Payments Upon Termination or Change-in-Control, page 25

7. Please include a "total" column in each of your severance compensation tables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hagen Ganem at (202) 551-3840 or Craig Slivka at (202) 551-3729 if you have questions regarding these related matters.

Sincerely,

Pam Long
Assistant Director